UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: September 26, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐

This Form 6-K consists of the media release of UBS AG which appears immediately following this page.

UBS
24 September 2011
Media Release
Leadership change at UBS
Sergio P. Ermotti named Group CEO on an interim basis following the resignation of Oswald J. Grübel from the bank
Zurich/Basel, 24 September 2011 – The UBS Board of Directors has accepted today the decision of Group CEO Oswald J. Grübel to resign from the bank.
The Board of Directors asked Sergio P. Ermotti to take up the position of Group CEO on an interim basis. The appointment will take effect immediately.
UBS’s Chairman Kaspar Villiger said: “The Board regrets Oswald Grübel’s decision. Oswald Grübel feels that it is his duty to assume responsibility for the recent unauthorized trading incident. It is testimony to his uncompromising principles and integrity. During his tenure, he achieved an impressive turnaround and strengthened UBS fundamentally. He steps down having helped make UBS one of the world’s best capitalized banks. On behalf of the Board of Directors, I extend my heartfelt gratitude to him for everything he has done for UBS.”
Kaspar Villiger continued: “I would like to thank Sergio Ermotti for taking over the interim leadership of UBS. With his extensive industry experience and together with the executive leadership team he will continue to implement UBS’s strategic alignment.”
The Board of Directors will continue the ongoing internal and external evaluation process to find a permanent successor as Group CEO.
The Board is deeply disappointed by the recent loss arising from unauthorized trading. It will fully support the independent investigation and will ensure that mitigating measures are implemented to prevent such an incident from recurring.
The Board also held its regular discussions about the firm’s strategy. It reconfirmed the Group’s integrated strategy, with its wealth management, investment bank, asset management and Swiss retail and corporate businesses as essential and complementary pillars of UBS’s unique client franchise. The Board of Directors has asked the Group Executive Board to accelerate the implementation of the Investment Bank’s client-centric strategy, concentrating on advisory, capital markets, and client flow and solutions businesses. This strategy is consistent with the industry’s changing capital requirements and will lead to a reduction in complexity. It will also help to ensure that UBS delivers the best-quality risk-adjusted returns for shareholders.

Kaspar Villiger said: “We are committed to further expanding our already leading global wealth management franchise. The Investment Bank will continue to strengthen its alignment with UBS’s wealth management businesses, in addition to serving its corporate, sovereign and other institutional clients. In the future, the Investment Bank will be less complex, carry less risk and use less capital to produce reliable returns and contribute more optimally to UBS’s overall objectives.”
UBS AG
Media contact
Switzerland: +41-44-234-85 00
UK: +44-207-567 47 14
Americas: +1-212-882 58 57
APAC: +852-297-1 82 00
www.ubs.com
Cautionary Statement Regarding Forward-Looking Statements
This release contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: developments in the markets in which UBS operates or to which it is exposed; changes in the availability of capital and funding; changes in UBS’s competitive position; the degree to which UBS is successful in effecting organizational changes and implementing strategic plans; UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; limitations on the effectiveness of UBS’s internal processes for risk management and risk control; and the occurrence of operational failures, either within UBS or within a counterparty. Additional information about those factors is set forth in documents furnished and filings made by UBS with the US Securities and Exchange Commission, including UBS’s financial report for the second quarter of 2011 and UBS’s Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Daniel Morales Name: Daniel Morales
Title: Managing Director

By:	/s/ Sarah M. Starkweather Name: Sarah M. Starkweather
Title: Director
Date: September 26, 2011